Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 21, 2016

Supplementing the Preliminary Prospectus Supplement, dated March 21, 2016

Registration No. 333-203910

AIRCASTLE LIMITED

$500,000,000 5.000% Senior Notes due 2023

Pricing Supplement dated March 21, 2016

to the

Preliminary Prospectus Supplement dated March 21, 2016

of Aircastle Limited

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Change in Size of Offering

The aggregate principal amount of notes to be issued in the offering increased from $400.0 million to $500.0 million. The net proceeds received from the sale of the notes will be used for general corporate purposes, which may include the acquisition of aircraft or the refinancing of our existing indebtedness. Following the increase in the aggregate principal amount of the notes, the As Adjusted column of the capitalization table on page S-23 of the Preliminary Prospectus Supplement is adjusted as follows: Cash and cash equivalents is $648,154,000, notes offered hereby is $500,000,000, total secured and unsecured debt financings, net of debt issuance costs is $4,533,406,000 and total capitalization is $6,312,906,000.

5.000% Senior Notes due 2023

Issuer:	Aircastle Limited

Security:	5.000% Senior Notes due 2023

Size:	$500,000,000, which represents a $100,000,000 increase from the Preliminary Prospectus Supplement.

Maturity Date:	April 1, 2023

Coupon:	5.000%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2016.

Price to Public:	100.000%

Benchmark Treasury:	UST 1.500% due February 28, 2023

Spread to Benchmark Treasury:	330 bps

Yield:	5.000%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer before Expenses:	$492,500,000

Optional Redemption:

The Issuer may, at any time and from time to time, redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date, and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes from the redemption date through the maturity date of the notes (computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points), plus accrued and unpaid interest to, but not including, the redemption date.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the maturity date of the notes to be redeemed; provided, however, that if the period from the redemption date to the maturity date of the notes to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Optional Redemption Upon Certain Equity Offerings:	Prior to April 1, 2019, the Issuer may, at its option, at any time and from time to time, redeem up to 40% of the aggregate principal amount of the notes issued (including any Additional Notes) under the Indenture at a redemption price equal to 105.000% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net proceeds of one or more Equity Offerings of the Issuer; provided that at least 60% of the sum of the aggregate principal amount of the notes originally issued under the Indenture on the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Trade Date:	March 21, 2016

Expected Settlement Date:	March 24, 2016 (T+3)

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 00928Q AP6 ISIN: US00928QAP63

Form of Offering:	SEC Registered (Registration No. 333-203910)

Underwriters:

Deutsche Bank Securities Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying base prospectus may be obtained by contacting Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005 or by calling (800) 503-9672.